UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Accolade, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

00437E 102

(CUSIP Number)

Anne-Marie F. Shelley, Esq.

General Counsel and Chief Compliance Officer

Accretive, LLC

660 Madison Avenue

12th Floor, Suite 1215

(646) 282-3382

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 2 of 16 Pages

1	Names of Reporting Persons J. Michael Cline
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,381,255(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,381,255(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,255(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.5%(2)
14	Type of Reporting Person IN

(1)

All shares are held by JMC Holdings, L.P. (“JMC Holdings”). The J. Michael Cline Revocable Trust dated December 30, 2005 (the “Cline Trust”) is the general partner of JMC Holdings. Mr. Cline is the trustee of the Trust and may be deemed to share voting and investment power with respect to the shares held by JMC Holdings with JMC Holdings and the Cline Trust.

(2)

The calculation of the percentage is based on 55,321,179 shares of common stock, $0.0001 par value per share (“Common Stock”), of Accolade, Inc., a Delaware corporation (the “Issuer”), outstanding as of December 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q and filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2021 (the “Form 10-Q”).

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 3 of 16 Pages

1	Names of Reporting Persons Edgar Bronfman, Jr.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 952,326
	8	Shared Voting Power 0
	9	Sole Dispositive Power 952,326
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 952,326
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.7%(1)
14	Type of Reporting Person IN

(1)	The calculation of the percentage is based on 55,321,179 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer in the Form 10-Q.

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 4 of 16 Pages

1	Names of Reporting Persons Accretive Care Holding Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 5 of 16 Pages

1	Names of Reporting Persons Accretive Coinvestment Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 6 of 16 Pages

1	Names of Reporting Persons Accretive II Coinvestment, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 7 of 16 Pages

1	Names of Reporting Persons Accretive II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 8 of 16 Pages

1	Names of Reporting Persons Accretive Investors SBIC, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 9 of 16 Pages

1	Names of Reporting Persons Accretive II GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 10 of 16 Pages

1	Names of Reporting Persons Accretive Associates I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 11 of 16 Pages

1	Names of Reporting Persons Accretive Associates SBIC, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds Not applicable (see Item 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 12 of 16 Pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) supplements and amends the statement on Schedule 13D (the “Statement”) originally filed by the Reporting Persons (as defined in Item 2 of the Statement) with the SEC on July 16, 2020. The Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1201 Third Avenue, Suite 1700, Seattle, WA 98101. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed in the Statement.

This Amendment No. 1 is being filed to report that the Reporting Persons are no longer the beneficial owners, individually or as a group, of more than five percent of the Common Stock and, therefore, have no further reporting obligation with respect to the Common Stock.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following language:

On January 28, 2021, each of Accretive Care Holding Partnership (“ACHP”), Accretive Coinvestment Partners, LLC (“ACP”), Accretive II Coinvestment, L.P. (“Coinvestment II), Accretive II, L.P. (“Accretive II”) and Accretive Investors SBIC, L.P. (“Accretive Investors SBIC”) distributed to their partners or members, as applicable, on a pro rata basis, for no consideration, all of the shares of Common Stock that each entity held (the “Distribution”).

On January 28, 2021, Accretive II GP, LLC (“Accretive II GP”), the general partner of each of ACHP, Accretive II and Coinvestment II, further distributed to its members, on a pro rata basis, for no consideration, all of the shares of Common Stock received by it in the Distribution, which constituted all of the shares of Common Stock held by Accretive II GP. As part of such distribution, Mr. Bronfman and JMC Holdings received 138 and 323 shares, respectively, of Common Stock previously held by ACHP, 9,271 and 12,431 shares, respectively, of Common Stock previously held by Accretive II, and 210,622 and 303,650 shares, respectively, of Common Stock previously held by Coinvestment II.

On January 28, 2021, Accretive Associates I, LLC (“Accretive Associates I”), the managing member of ACP, further distributed to its members, on a pro rata basis, for no consideration, all of the shares of Common Stock received by it in the Distribution, which constituted all of the shares of Common Stock held by Accretive Associates I. As part of such distribution, Mr. Bronfman and JMC Holdings received 155,118 and 289,746 shares, respectively, of Common Stock previously held by ACP.

On January 28, 2021, Accretive Associates SBIC, LLC (“Accretive Associates SBIC”), the general partner of Accretive Investors SBIC, further distributed to its partners, on a pro rata basis, for no consideration, all of the shares of Common Stock received by it in the Distribution, which constituted all of the shares of Common Stock held by Accretive Associates SBIC. As part of such distribution, Mr. Bronfman and JMC Holdings received 577,177 and 775,105 shares, respectively, of Common Stock previously held by Accretive Investors SBIC.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

(a)

Accretive Entities
Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
ACHP	0	ACHP	0	0	0.0%

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 13 of 16 Pages

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
ACP	0	ACP	0	0	0.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Coinvestment II	0	Coinvestment II	0	0	0.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive II	0	Accretive II	0	0	0.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Investors SBIC	0	Accretive Investors SBIC	0	0	0.0%

General Partners
	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive II GP	0	ACHP	0	0
	0	Coinvestment II	0	0
	0	Accretive II	0	0

Total	0		0	0	0.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Associates I	0	ACP	0	0

Total	0		0	0	0.0%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Accretive Associates SBIC	0	Accretive Investors SBIC	0	0

Total	0		0	0	0.0%

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 14 of 16 Pages

Managing Members

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Mr. Cline	1,381,255	JMC Holdings, L.P.	0	1,381,255	2.5%

Total	1,381,255		0	1,381,255	2.5%

Reporting Person	No. of Shares Beneficially Owned by Record Holder	Record Holder	Shared Voting and Dispositive Power	Sole Voting and Dispositive Power	Percent of Class Held
Mr. Bronfman	952,326	Mr. Bronfman	0	952,326	1.7%

Total	952,326		0	952,326	1.7%

The percentages set forth in Item 5(a) are based on 55,321,179 shares of Common Stock outstanding as of December 31, 2020, as reported by the Issuer in the Form 10-Q.

See the information in Item 3 above.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, except to the extent of any pecuniary interests therein, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(b)

See the information in subsection (a) above.

(c)

Except as reported in this Amendment No. 1, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d)

Except for the partners or members that received the shares of Common Stock pursuant to the transactions described in Item 3 of this Amendment No. 1, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

(e)

As of January 28, 2021, the Reporting Persons ceased to be the beneficial owners, individually or as a group, of more than five percent of the Common Stock.

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 15 of 16 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: February 1, 2021	Accretive Care Holding Partnership

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive Coinvestment Partners, LLC

By: Accretive Associates I, LLC, its managing member

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive II Coinvestment, L.P.

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive II, L.P.

By: Accretive II GP, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

Accretive Investors SBIC, L.P.

By: Accretive Associates SBIC, LLC, its general partner

	By:	/s/ J. Michael Cline
	Name:	J. Michael Cline
	Title:	Managing Member

CUSIP No. 00437E 102	SCHEDULE 13D/A	Page 16 of 16 Pages

Accretive II GP, LLC

By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

By:	/s/ Edgar Bronfman, Jr.
Name:	Edgar Bronfman, Jr.
Title:	Managing Member

Accretive Associates I, LLC

By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

By:	/s/ Edgar Bronfman, Jr.
Name:	Edgar Bronfman, Jr.
Title:	Managing Member

Accretive Investors SBIC, LLC

By:	/s/ J. Michael Cline
Name:	J. Michael Cline
Title:	Managing Member

By:	/s/ Edgar Bronfman, Jr.
Name:	Edgar Bronfman, Jr.
Title:	Managing Member

/s/ J. Michael Cline
J. Michael Cline

/s/ Edgar Bronfman, Jr.
Edgar Bronfman, Jr.